SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date July 12, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated July 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: July 12, 2007

BIOTECH HOLDINGS CHANGES AUDITORS

Vancouver, B.C., July 12, 2007 - Biotech Holdings (the "Company", TSXV: BIO; OTC BB: BIOHF) reports that it has filed a Material Change Report stating that the Company has changed auditors, from STS Partners ("STS") of Vancouver, B.C. to Cinnamon Jang Willoughby ("CJW") of Burnaby, B.C.

As required by securities regulations, detailed information on the change of auditors has been filed as a Material Change Report with the B.C. Securities Commission and the Alberta Securities Commission.

The Company notes in its Material Change Report that there were no disagreements or unresolved issues with STS on any matter of audit scope or procedure, accounting principles or policies, or financial statement disclosure.

For further information, contact Austin Rand at Biotech Holdings, 1 888 216 111 (toll-free) 8a.m. to 4 p.m. Pacific time. For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com. The Company can be reached by calling 604 295 1119.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Robert B. Rieveley, Pres.

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.